SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 1, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

News Release
SIGNATURES

Item	Page

Press Release dated May 01, 2003 - Biomira Appoints Vice-President of Regulatory Affairs	3

Signatures	4

NEWS RELEASE

FOR IMMEDIATE RELEASE

BIOMIRA APPOINTS VICE-PRESIDENT OF REGULATORY AFFAIRS

EDMONTON, ALBERTA, CANADA — May 01, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today the promotion and appointment of Marilyn Olson to the position of Vice-President, Regulatory Affairs.

Ms. Olson joined Biomira in 1989 as the Manager, Regulatory Affairs.  Since then, she has remained in that department and has taken on increasingly demanding responsibilities, as the Company’s requirements evolved.  Until her promotion, she served as the Senior Director, Regulatory Affairs.

 “We are extremely happy to announce the promotion and appointment of Marilyn Olson as our Vice- President of Regulatory Affairs,” said Alex McPherson, MD, PhD, President and CEO of Biomira.  “Regulatory Affairs is an extremely critical area of the Company as we coordinate and prepare the common technical document pertaining to Theratope® vaccine and our Phase III clinical trial in metastatic breast cancer.  Subsequently, BLP25 Liposomal vaccine and other Theratope indications will require the same rigorous attention as these trials conclude and we felt it important at this juncture in our evolution to add a Vice President in this area.  We feel that we have made an excellent choice in appointing Marilyn Olson to this position.  She will also be a welcome addition to our Executive.”

Biomira and Merck KGaA of Darmstadt, Germany, completed enrolment in the Phase III Theratope clinical trial in metastatic breast cancer for 1,030 women at 120 clinical sites in 10 countries in March 2001.  This Phase III trial is a double-blinded, randomized, controlled trial.  The final analysis is event-driven and the results are expected approximately mid 2003.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.  We are The Cancer Vaccine People™.

Biomira Company Contacts:

Bill Wickson                                                                        Jane Tulloch
Manager Public Relations                                                     Director, Investor Relations
780-490-2818                                                                     780-490-2812

After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: 780-450-3761 Fax: 780-463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: May 1, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance